Mail Stop 4561

August 22, 2008

Mr. James C. Fields
President and Chief Executive Officer
LocatePLUS Holdings Corporation
100 Cummings Center, Suite 235M
Beverly, Massachusetts 01915

>   **Re: LocatePLUS Holdings Corporation**
>   **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
>   **Form 10-QSB for the Quarterly Period Ended March 31, 2008**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2008**
>   **File No. 000-49957**

Dear Mr. Fields:

        We have reviewed your response letter filed on August 8, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2008.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8a – Controls and Procedures, pages 19

1.   We have read your response to prior comment 1 and the revisions to the disclosures reflected in your amended Form 10-KSB. You do not appear to have made the specific disclosures required by Item 308T(a) of Regulation S-B with regard to your evaluation and conclusions as to the effectiveness of your internal control over financial reporting. Please amend your filing to provide the disclosures required by Item 308T(a) of Regulation S-B.

Principal Executive Officer and Principal Financial Officer Certifications

2.   We note that the Certifications provided in your 10-KSB/A still do not conform to Item 601(b)(31) of Regulation S-B. For example, we note your Certification contains paragraph 6 however the Certification in Item 601(b)(31) does not contain such a paragraph. Please revise the Certifications to conform to the exact format provided in Item 601(b)(31) of Regulation S-B. We have similar concerns regarding the certifications filed with your quarterly reports and believe you should amend these filings to provide conforming certifications.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant